UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ReNew Energy Global plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7500M 104

(CUSIP Number)

Sumant Sinha

Commercial Block-1, Zone 6

Golf Course Road, DLF City Phase-V

Gurugram-122009, Haryana

India

(+91) 124 489 6670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104	13D	Page 1 of 13 pages

1	Names of Reporting Persons Cognisa Investment
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,498,328
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,498,328

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,498,328
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. G7500M 104	13D	Page 2 of 13 pages

1	Names of Reporting Persons Wisemore Advisory Private Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,093,522
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,093,522

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,522
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person CO

CUSIP No. G7500M 104	13D	Page 3 of 13 pages

1	Names of Reporting Persons Sumant Sinha
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,797,620
	8	Shared Voting Power 15,591,850
	9	Sole Dispositive Power 2,797,620
	10	Shared Dispositive Power 15,591,850

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,389,470
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person IN

CUSIP No. G7500M 104	13D	Page 4 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the “Issuer”), whose principal executive office is located at Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase-V, Gurugram-122009, Haryana, India.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” or “Founder Investor” and collectively, the “Reporting Persons” or “Founder Investors”):

Cognisa Investment, a partnership firm established under the laws of India (“Cognisa”) Wisemore Advisory Private Limited, a company incorporated under the provisions of the Companies Act, 2013 in India (“Wisemore”) Sumant Sinha

Mr. Sinha is a citizen of India. Mr. Sinha’s principal occupation is director and Chief Executive Officer of the Issuer. The other Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

The principal business address of Cognisa is 1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009. The principal business address of Wisemore is AR 1017B, The Aralias, DLF Golf Links, Gurgaon, Haryana, India, 122009.

The principal business address for Mr. Sinha is 1017B, Aralias, Golf Course Road, DLF City Phase-V, Gurgaon-122009, Haryana, India.

Information with respect to the executive officers and, as applicable, partners or directors of each of Cognisa and Wisemore (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G7500M 104	13D	Page 5 of 13 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement, as defined below, that pertain to the securities acquired by the Reporting Persons. As a result of the Business Combination, as defined below, Mr. Sinha subscribed for one Class B ordinary share, par value $0.0001 per share of the Issuer (the “Class B Ordinary Share”) for cash consideration in an amount equal to $100.00, which provides Mr. Sinha voting rights equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Reporting Persons if the Reporting Persons had exchanged their existing ordinary shares in ReNew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew India”), that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289.

Item 4.	Purpose of Transaction.

Business Combination

On August 23, 2021 (the “Closing Date”), pursuant to the Business Combination Agreement, dated February 24, 2021 (as amended from time to time, the “Business Combination Agreement”), by and among RMG Acquisition Corporation II (“RMG II”), ReNew India, Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), the Issuer, ReNew Power Global Merger Sub, a Cayman Islands exempted company, which is a wholly owned subsidiary of the Issuer (“ Merger Sub”) and certain shareholders of ReNew India (the “ReNew India Major Shareholders”), several transactions occurred, and in connection therewith, the Issuer became the parent company of ReNew India through an acquisition of the ordinary shares of ReNew India, and the Issuer became the parent company of RMG II through a merger between RMG II and Merger Sub (such merger, the “Merger”). As a result of the Merger, among other things, all the assets and liabilities of RMG II and Merger Sub have vested in and have become the assets and liabilities of RMG II as the surviving company, and RMG II thereafter exists as a wholly owned subsidiary of ReNew Global, and each issued and outstanding RMG II securities have been cancelled in exchange for the issuance of certain ordinary shares of the Issuer.

On the Closing Date, as part of the Business Combination, each ReNew India Major Shareholder transferred their ReNew India ordinary shares to the Issuer as consideration and in exchange for (i) the issuance of a certain number and class of the Issuer’s ordinary shares and/or (ii) the payment by the Issuer to certain ReNew India Major Shareholders of certain cash consideration (the “Exchange”). As part of the Exchange, Mr. Sinha subscribed for one Class B Ordinary Share of the Issuer for cash consideration in an amount equal to $100.00, which provides Mr. Sinha voting rights equal to 15,591,932 Class A Ordinary Shares that would have been issued to the Reporting Persons if they had exchanged their existing ordinary shares in ReNew India as described above. The Merger, the Exchange and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.”

Pursuant to the Business Combination Agreement, subject to certain limited exceptions, the Founder Investors agreed not to transfer any Class A or Class B Ordinary Shares during the period commencing on the Closing Date and ending on the date that is one (1) year following the Closing Date.

Shareholders Agreement

Pursuant to the Business Combination Agreement, on the Closing Date, the Issuer, the Founder Investors and other parties thereto entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which the parties agreed to grant the Founder Investors certain rights to appoint persons to the board of the Issuer and other terms related to the Class A Ordinary Shares.

CUSIP No. G7500M 104	13D	Page 6 of 13 pages

Pursuant to the Shareholders Agreement, at any time prior to the date that is five (5) years following the adoption of the shareholder resolution, prior to the Closing Date, approving the issuance of Class A Ordinary Shares to the Founder Investors, each Founder Investor has a right under the Shareholders Agreement to deliver a notice to the Issuer requiring the Issuer, at any time (including after such five-year period), subject to applicable law, as such Founder Investor may determine, to issue Class A Ordinary Shares to such Founder Investor in exchange for the transfer to the Issuer of ReNew India ordinary shares held by such Founder Investor, at the exchange ratio of 1-to-0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to Class A Ordinary Shares or ReNew India ordinary shares after the Closing Date). The Issuer and the other investors party to the Shareholders Agreement agreed to take all necessary actions within their control (including, with respect to the investors party to the Shareholders Agreement, voting their Class A Ordinary Shares in favor of any resolution) to increase the Issuer’s share capital to effect and facilitate such issuance and to register such Class A Ordinary Shares pursuant to and in accordance with the Registration Rights, Coordination and Put Option Agreement (as defined below).

Registration Rights, Coordination and Put Option Agreement

Pursuant to the Business Combination Agreement, on the Closing Date, the Issuer, the Founder Investors and other parties thereto entered into a registration rights, coordination and put option agreement (the “Registration Rights, Coordination and Put Option Agreement”), pursuant to which, among other things, the Founder Investors are entitled to require the Issuer to purchase certain ReNew India ordinary shares held by the Founder Investors (as described below) and the Issuer agreed to grant the Founder Investors certain registration rights in respect of the Class A Ordinary Shares issued to and held by the Founder Investors (the “Founder Registrable Securities”). Pursuant to the Registration Rights, Coordination and Put Option Agreement, the Issuer may, at its election, issue certain Class A Ordinary Shares for purposes of financing and facilitating such purchase of ReNew India ordinary shares from the Founder Investors (a “Founder Investor Put Financing Issuance”). Additionally, the Founder Investors agreed to certain post-Closing transfer restrictions in respect of Class A Ordinary Shares held by them.

Under the Registration Rights, Coordination and Put Option Agreement, the Founder Investors are entitled to require or request (as applicable) that the Issuer purchases from such Founder Investor its ReNew India ordinary shares held by the Founder Investors or their affiliates (the “Put Shares”) in the following manner (the “Founder Investor Put Options”):

(a) Founder Investor De-Minimis Put Option. The Founder Investors are, from time to time, entitled, by issuing a written notice at least twelve (12) months in advance and no more than once during each calendar year, to require the Issuer to purchase Put Shares, at a price per Put Share equal to (i) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the Put Shares or the ReNew India ordinary shares after the Closing Date), multiplied by (ii) by the volume weighted average price of Class A Ordinary Shares over the 30 trading days immediately preceding the completion of such purchase, for an aggregate amount not exceeding $12 million per calendar year. Additionally, the Founder Investors may elect to exercise during a calendar year such put option in respect of up to the next two (2) subsequent calendar years in advance, and such put options exercised in advance will be deemed to have been exercised on the first day of the respective subsequent calendar years. The closing of any such purchase during a calendar year shall occur on the date immediately, and in any event no later than two (2) business days after the first public announcement by the Issuer of its financial results following the date falling 12 months after the exercise of such put option.

CUSIP No. G7500M 104	13D	Page 7 of 13 pages

(b) Founder Investor Ordinary Put Option. In addition, the Founder Investors are entitled to request, from time to time (subject to customary blackout periods), that the Issuer purchases such number of Put Shares as the Founder Investors may desire to sell to the Issuer (the “Founder Investors Ordinary Put Option”); provided that the Issuer will be under no obligation to agree to such purchase unless (i) (x) acting reasonably, the board of directors of the Issuer, in consultation with the applicable underwriters, determines that market conditions are appropriate to undertake a successful Founder Investor Put Financing Issuance to finance such purchase and (y) following such determination, the Issuer, making reasonable efforts, successfully consummates such Founder Investor Put Financing Issuance or (ii) the board of the Issuer determines, in its sole and absolute discretion, to finance such purchase with cash on hand and without consummating a Founder Investor Put Financing Issuance. The price per Put Share payable by the Issuer in respect of any such purchase will be (I) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the shares of the Issuer or the ReNew India ordinary shares after the Closing Date), multiplied by (II) (X) in the case of a purchase financed by a Founder Investor Put Financing Issuance, the consideration per Class A Ordinary Share actually received by the Issuer in connection with such Founder Investor Put Financing Issuance, or (Y) in the case of a purchase financed with the Issuer’s cash on hand, the volume-weighted average price per Class A Ordinary Share reported on the Nasdaq Stock Market LLC during the thirty (30) trading days-period ending on the trading day immediately prior to the closing date of such purchase.

During the one (1) year period following the closing of the Business Combination, subject to paragraph (c) below, the Founder Investors may only exercise the Founder Investors Ordinary Put Option if the proceeds of the sale are used by the Founder to repay, prepay or otherwise discharge outstanding indebtedness incurred by the Founder and secured by his ReNew India ordinary shares as at the Closing Date.

CUSIP No. G7500M 104	13D	Page 8 of 13 pages

(c) Founder Investor Change of Control and Termination Put Option. In the event of (i) any transfer of Class A Ordinary Shares by Significant Shareholders (as defined in the Registration Rights, Coordination and Put Option Agreement) or any issuance of Class A Ordinary Shares by the Issuer which would result in a change of control of the Issuer or (ii) the termination or non-renewal of the employment of Mr. Sinha (other than as a result of his willful default or fraud), the Founder Investors are entitled to require the Issuer to purchase all or any number of Put Shares at the following price per Put Share: (I) in the case of a change of control, if such change of control results from a transfer of Ordinary Shares by Significant Shareholders (as defined in the Registration Rights, Coordination and Put Option Agreement) or an issuance of Class A Ordinary Shares by the Issuer, an amount equal to (X) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the shares of the Issuer or the ReNew India ordinary shares after the Closing Date), multiplied by (Y) the consideration per share actually received by the Issuer or the selling Significant Shareholder(s) (as defined in the Registration Rights, Coordination and Put Option Agreement), as the case may be, in connection with such transaction or series of related transactions, or (II) in the case of a termination or non-renewal of the employment of Mr. Sinha, (X) 0.8289 (as proportionally adjusted for any share dividends, share combinations or consolidations, share splits, bonus issues or merger, consolidation or other reorganization or recapitalization effected with respect to the shares of the Issuer or the ReNew India ordinary shares after the Closing Date), multiplied by (Y) (A) the volume weighted average price of Class A Ordinary Shares over the two (2) trading days immediately preceding the completion of such purchase from the Founder Investors or (B) if a Founder Investor Put Financing Issuance is undertaken, the consideration per Class A Ordinary Share actually received by the Issuer pursuant to such Founder Investor Put Financing Issuance.

In addition, by virtue of the rights and obligations under Registration Rights, Coordination and Put Agreement and the Shareholders Agreement, certain of the other parties to those agreements, their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of the ordinary shares of the Issuer.

Debenture Trust Deed

Pursuant to the debenture trust deed dated August 12, 2021 (the “Debenture Trust Deed”), by and among Wisemore and Axis Trustee Services Limited as the debenture trustee (the “Debenture Trustee”), Wisemore has issued 2,060 redeemable, listed, rated, zero coupon, non-convertible debentures of a nominal value of Rs. 1,000,000 each, aggregating to Rs. 2,060,000,000, in three series. In connection with the Debenture Trust Deed, a pledge of, and other rights in relation to, 18,810,019 ReNew India ordinary shares held by Wisemore and Cognisa and a hypothecation of the rights of Wisemore and Cognisa under the Registration Rights, Coordination and Put Option Agreement (including a power of attorney for exercise of all such rights) have been created in favor of or provided to the Debenture Trustee for the benefit of the debenture holders, and the exercise of the Founder Investors’ exchange right under the Shareholders Agreement as described in Item 4 is subject to the Debenture Trustee’s written consent. In addition, the Debenture Trust Deed contains covenants and customary events of default.

CUSIP No. G7500M 104	13D	Page 9 of 13 pages

The foregoing descriptions of the Business Combination Agreement, Shareholders Agreement, Registration Rights, Coordination and Put Option Agreement and Debenture Trust Deed, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D (except for the Debenture Trust Deed ) and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Sinha in his capacity as officer and director of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G7500M 104	13D	Page 10 of 13 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 282,366,725 shares of Class A Ordinary Shares outstanding as reported by the Issuer on Form 20-F filed by the Issuer with the SEC on August 27, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Cognisa Investment	6,498,328	2.2%	0	6,498,328	0	6,498,328
Wisemore Advisory Private Limited	9,083,522	3.1%	0	9,093,522	0	9,093,522
Sumant Sinha	18,389,470	6.1%	2,797,620	15,591,850	2,797,620	15,591,850

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Class A Ordinary Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Class A Ordinary Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289, and (iii) 9,093,522 Class A Ordinary Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Class A Ordinary Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are [directly] owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 2,797,538 Class A Ordinary Shares issuable upon the exercise of options awarded to Mr. Sinha within 60 days from the date hereof.

(c) Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Class A Ordinary Shares in the past sixty days.

(d) None.

(e) Not applicable.

CUSIP No. G7500M 104	13D	Page 11 of 13 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Business Combination Agreement, Shareholders Agreement, the Registration Rights, Coordination and Put Option Agreement and the Debenture Trust Deed and are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D (except for the Debenture Trust Deed), and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Business Combination Agreement dated February 24, 2021 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

3	Amendment No. 1 to the Business Combination Agreement (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

4	Shareholders Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.3 to Form 20-F filed August 27, 2021 (file no. 001-40752)).

5	Registration Rights, Coordination and Put Option Agreement dated August 23, 2021 (incorporated by reference to Exhibit 4.4 to Form 20-F filed August 27, 2021 (file no. 001-40752)).

CUSIP No. G7500M 104	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

COGNISA INVESTMENT

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Partner

WISEMORE ADVISORY PRIVATE LIMITED

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Director

MR. SUMANT SINHA

By:	/s/ Sumant Sinha
(in personal capacity)

CUSIP No. G7500M 104	13D	Page 13 of 13 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship or place of organization, as applicable, of each of the partners of Cognisa Investment are set forth below.

Cognisa Investment

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship/ Place of organization
Sumant Sinha	Partner of Cognisa Investment	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	India

Sivatar Ventures Pvt Ltd	Partner of Cognisa Investment	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	India

Vaishali Nigam Sinha	Director of Sivatar Ventures Pvt Ltd	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	U.S.

Om Prakash Nigam	Director of Sivatar Ventures Pvt Ltd	101/24, Heritage City, Near MG Road Metro Station, Gurgaon, Haryana	India

Wisemore Advisory Pvt Ltd	Partner of Cognisa Investment	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	India

Sumant Sinha	Director of Wisemore Advisory Pvt Ltd	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	India

Vaishali Nigam Sinha	Managing Director of Wisemore Advisory Pvt Ltd	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	U.S.

The name, present principal occupation or employment, business address and citizenship of each of the directors of Wisemore Advisory Private Limited are set forth below.

Wisemore Advisory Private Limited

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship
Sumant Sinha	Director of Wisemore Advisory Pvt Ltd	1017B, Aralias, Golf Course Road, Gurgaon, Haryana-122009	India

Vaishali Nigam Sinha	Managing Director of Wisemore Advisory Pvt Ltd	1017B, Aralias, Golf Course Road, Haryana-122009	U.S.